

November 2, 2018

<u>Via E-mail</u>
Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153

> **Re: Corium International, Inc.**
> **Schedule TO-T**
> **Filed October 26, 2018 by Gurnet Merger Sub, Inc. et. al**
> **File No. 5-88092**

Dear Mr. Aiello:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

<u>Offer to Purchase</u>

1. Please revise the Schedule TO to include Gurnet Point L.P. on the signature page. See Schedule TO's Instruction to Signature.

2. Please provide us with a legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, it may be helpful to provide your analysis of prior staff no-action letters on this topic in support of your position.

3. Please provide us with an analysis as to how the offer complies with the prompt payment provisions of Exchange Act Rule 14e-1(c) and the disclosure requirements of Item 1004 of Regulation M-A, given the deferred nature of any contingent consideration and the uncertainty of the total consideration to be paid to security holders, respectively. In your

analysis, please address whether the rights that security holders receive would be considered enforceable as of the close of the offer under state law.

4.   Given the statement on page 15 that "[w]e were organized solely in connection with the Offer and the Merger and, prior to the Offer Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger [and]…through Gurnet, we will have sufficient funds available to purchase all Shares validly tendered (and not withdrawn) in the Offer…" please provide us with a legal analysis that explains the basis for the position that the financial condition of Gurnet is immaterial to a shareholder's decision whether or not to participate in the tender offer.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions